C A R N I V A L

C O R P O R A T I O N  & PLC

March 11, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Carnival Corporation and Carnival plc (“our”, “we” or the “Company”)

Form 10-K for the Year Ended November 30, 2014

Filed January 29, 2015

File Nos. 001-09610 and 001-15136

Dear Ms. Raminpour,

The staff of the Securities and Exchange Commission (the “Commission”) reviewed the Company’s Form 10-K and transmitted their comments in your letter dated February 18, 2015 (the “Comment Letter”). I set out below my responses to the staff’s comments on behalf of the Company. For ease of reference, I have reproduced each of the staff’s comments and followed it with the Company’s response.

Form 10-K for the Year Ended November 30, 2014

Exhibit 13

Management’s Discussion and Analysis

2014 Executive Overview, page F-37

1.	We note that your discussion in the Executive Overview appears to highlight non-GAAP net income, a non-GAAP financial measure, more prominently than net income calculated in accordance with U.S. GAAP. Pursuant to the guidance outlined in Rule 10(e) of Regulation S-K, GAAP measures should be presented with equal or greater prominence than any non-GAAP measures. Please revise by reorganizing your disclosures and include a more balanced discussion accordingly.

RESPONSE: In future Form 10-K filings, we will ensure that our GAAP measures, such as the U.S. GAAP net income discussion in our “Executive Overview,” are presented with equal or greater prominence than any of our non-GAAP measures.

Liquidity, Financial Condition, and Capital Resources, page F-52

2.	Please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

RESPONSE: In future filings, we will expand our “Sources and Uses of Cash” discussion included under “Liquidity, Financial Condition and Capital Resources” to cover the periods presented by the financial statements.

Carnival Corporation at Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428 Tel: (305) 599-2600 Fax: (305) 406-4811

Carnival plc, Registered in England, No. 4039524, with its Registered Office at

Carnival House, 100 Harbour Parade, Southampton SO15 1st Tel: +44 023 8065 5000 Fax: +44 023 8065 7513

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As requested in the Comment Letter, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact either David Bernstein, Chief Financial Officer at (305) 406-8684 or me at (305) 406-5755.

Respectfully submitted,

/s/ Larry Freedman

Larry Freedman

Chief Accounting Officer and Controller

cc:	Micky Arison - Chairman of the Boards

Arnold Donald - President and Chief Executive Officer

David Bernstein - Chief Financial Officer

Richard Glasier - Chairman of the Audit Committees

Suzanne Hubbard - Partner, PricewaterhouseCoopers LLP